                                   RULE 14f-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS


                  INFORMATION PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           EBONY & GOLD VENTURES, INC.
                                    Hanger 5
                                 4360 Agar Drive
                              Richmond, BC V7B 1A3
                                     Canada

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                                FEBRUARY 23, 2000


         This report is furnished by the Board of Directors of Ebony & Gold Ventures, Inc., a Nevada corporation (the "Company"), to the holders of Common Stock, no par value per share, of the Company (the "Common Stock") in connection with the proposed merger of a subsidiary of the Company with and into booktech.com inc. (the "Merger"). As a condition of the Merger, the following persons will be appointed by the present board members to serve on the board of directors of the Company: Morris Shepard, Sherry Turkle, Ajmal Khan, Joel Dumaresq, and Willie Dennis. These appointees will constitute a majority of the members of the board of directors following the Merger.

         This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

         This report is first being mailed to shareholders on or about February 26, 2000.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table lists, as of February 22, 2000, the security ownership of (i) all persons known by the Company to own beneficially 5% or more of Common Stock; (ii) all executive officers; and (iii) each director of the Company.


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Title of Class                  Name and Address  of         Amount*  and  Nature of     Percent of Class
                                Beneficial Owner             Beneficial Owner
----------------------------------------------------------------------------------------------------------------------

N/A                             Joel Dumaresq, Director      None                         None
                                and President
----------------------------------------------------------------------------------------------------------------------
Common Stock                    Denise E. Cordova            1,190,476                    23.8%
----------------------------------------------------------------------------------------------------------------------
Common Stock                    Tricia A. Willis             1,428,571                    28.6%
----------------------------------------------------------------------------------------------------------------------
Common Stock                    Mark Horey                   833,333                      16.7%
----------------------------------------------------------------------------------------------------------------------



*After giving effect to a 2.3809524 for 1 stock split on February 11, 2000.


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                                CHANGE IN CONTROL

         In connection with the consummation of the Merger, voting control of the Company is expected to shift from the present shareholders to approximately 450 shareholders, some of whom are presently the shareholders of booktech.com inc. This shift in control will be achieved through a combination of private purchases of securities from the present shareholders and issuances of Company securities in transactions exempt from the registration requirements of the Securities Act of 1933.

                             DIRECTORS AND OFFICERS

         PRESENT OFFICERS AND DIRECTORS. None of the Company's current officers and directors receive any compensation for their services. The Board of Directors has not established any standing committees or subcommittees. It is not known to the current director how many meetings the past directors held during the past year. The current director, Mr. Dumaresq, was not a director as of the close of the last fiscal year, and he did not attend board meetings before his appointment.

         The following person currently serves as an officer and director of the
Company:

JOEL DUMARESQ, age 35. Mr. Dumaresq was appointed as the President and sole director of the Company on January 31, 2000. He is also a director of Wattage Monitor Inc., a provider of electrical rate information over the Internet. Mr. Dumaresq is an experienced business executive and investment banking specialist. Since 1996, Mr. Dumaresq has acted as an independent investor and currently sits on the boards of directors of a number of public and private companies. From 1994 to 1996, Mr. Dumaresq was President and Chief Executive Officer of Westair Aviation Inc., a full service regional airline, and has served in various roles for a large investment banking firm.

         NOMINEES. As of the date of this Report, there are 50,000,000 shares of the Company's Common Stock issued and outstanding. The following persons will be appointed pursuant to the Company's Bylaws to serve as directors of the Company upon consummation of the merger with booktech.com inc.. Under the Bylaws, no shareholder approval is required.

AJMAL KHAN, age 38. Mr. Khan is the founder and President of Verus Capital Corp., a diversified investment group. Verus is involved in the ownership of hotels, venture capital financing, corporate acquisitions, and several joint ventures entailing name brand franchising and licensing. Mr. Khan also has a joint venture interest in Barakaat Holdings Ltd., a sports marketing company. Since October of 1998, he has served as a director of Advanced Bodymetrics, Inc., a publicly traded high-tech company dedicated to developing sports wristwatches that are able to monitor and display various functions of the human body. Since July of 1998, Mr. Khan has served as a director of iParty Corp., a publicly-traded company dedicated to providing information and services with respect to coordinating events. In 1999, Mr. Khan was named to the board of directors of Wattage Monitor Inc. and On2.com Inc., a leading provider of broadband Internet technology and content.

MORRIS SHEPARD, age 62. Dr. Shepard founded booktech.com inc. in 1995 and has served as its chief executive officer since that time. Prior to joining booktech, he taught graduate and undergraduate courses in Boston and in Europe. His expertise includes management, marketing and sales, executive training, journalism, university teaching and public policy analysis.

WILLIE DENNIS, age 37. Mr. Dennis will be appointed to serve as a director and officer of the Company by the present board of directors upon consummation of the Merger. He is a partner in the New York firm of Camhy Karlinsky & Stein LLP. He is admitted to the bar in New York, New Jersey and the District of Columbia. He received his undergraduate degree from Columbia College in 1984 and his JD from Columbia University Law School in 1988. He was an associate at Orrick, Herrington & Sutcliffe from 1988 through 1991, at Mudge Rose Guthrie Alexander & Ferdon from 1991 through 1995, and has practiced law at Camhy Karlinsky since 1995. He specializes in corporate and securities law.

SHERRY TURKLE, age 52. Professor Turkle will be appointed to serve as a director and officer of the Company by the present board of directors upon consummation of the Merger. She served from 1991 through 1999 as Professor of the Sociology of Science at the Massachusetts Institute of Technology. From 1999 to the present she has served as the Abby Rockefeller Mauze Professor in the Program in Science, Technology, and Society. She has published books and articles on a variety of subjects and is a frequent speaker on the digital revolution.

BARRY ROMERIL, age 56. From 1993 through the present, Mr. Romeril has served as the Chief Financial Officer of Xerox Corporation. In April 1999, he was elected to the Board of Directors of Xerox and was named its vice chairman. Mr. Romeril is responsible for all finance, treasury, tax and audit aspects of Xerox as well as its internal services and real estate operations. In addition, he is responsible for Xerox Technology Enterprises, which oversees emerging businesses; the company's intellectual property unit; and Xerox Engineering Services.


                     PROPOSED TRANSACTION INVOLVING NOMINEE

         Verus International Limited ("Verus") is expected to purchase an undetermined number of shares of the Company, either directly or through its subsidiaries or affiliates, as of the closing of the Merger. Verus is represented on the board of directors of the Company by Mr. Joel Dumaresq, and will be represented by Mr.
Dumaresq on the Company's board of directors following the Merger.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4"). Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended December 31, 1999.



                                        EBONY & GOLD VENTURES, INC.
                                        By Order of the Board of Directors


                                        /s/ Joel Dumaresq
                                        PRESIDENT